UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

       UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 16)*

                          United Auto Group, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                Common Stock (Par Value $ 0.0001 Per Share)
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                       (Title of Class of Securities)

                                909440 10 9
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                               (CUSIP Number)

                          Valerie Ford Jacob, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                                212-859-8000
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        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                               April 4, 2003
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

    INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

    NOT APPLICABLE

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       7,636,721

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    7,636,721

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,768,026*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.6%

14. TYPE OF REPORTING PERSON

    OO



* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by International Motor Cars Group I, L.L.C. without regard to such group status is 7,636,721, representing 19.7% of the Voting Common Stock deemed to be outstanding for this purpose.

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INTERNATIONAL MOTOR CARS GROUP II, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

    NOT APPLICABLE

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       2,071,856

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    2,071,856

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,768,026*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.6%

14. TYPE OF REPORTING PERSON

    OO




* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by International Motor Cars Group II, L.L.C. without regard to such group status is 2,071,856, representing 5.1% of the Voting Common Stock deemed to be outstanding for this purpose.

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PENSKE CAPITAL PARTNERS, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

    NOT APPLICABLE

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       9,869,461

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    9,869,461

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,768,026*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.6%

14. TYPE OF REPORTING PERSON

    OO


* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Penske Capital Partners, L.L.C. without regard to such group status is 9,869,461, representing 24.3% of the Voting Common Stock deemed to be outstanding for this purpose.

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JAMES A. HISLOP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    PF, AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

    NOT APPLICABLE

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           100,000

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       9,869,461

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         100,000

                10. SHARED DISPOSITIVE POWER

                    9,869,461

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,768,026*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.6%

14. TYPE OF REPORTING PERSON

    IN


* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by James A. Hislop without regard to such group status is 9,969,461, representing 24.6% of the Voting Common Stock deemed to be outstanding for this purpose.

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ROGER S. PENSKE

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    PF, AF, OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

    NOT APPLICABLE

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           461,667

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       20,206,359

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         461,667

                10. SHARED DISPOSITIVE POWER

                    20,206,359

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,768,026*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.6%

14. TYPE OF REPORTING PERSON

    IN


* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Roger S. Penske without regard to such group status is 20,668,026, representing 50.4% of the Voting Common Stock deemed to be outstanding for this purpose.

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PENSKE CORPORATION

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

    NOT APPLICABLE

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       17,815,284

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    17,815,284

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    20,768,026*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    50.6%

14. TYPE OF REPORTING PERSON

    CO


* The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 17,815,284, representing 45.9% of the Voting Common Stock deemed to be outstanding for this purpose.

          This Amendment No. 16 ("Amendment") amends and supplements the
Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, L.L.C., a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Penske Corporation, a Delaware corporation ("Penske Corporation"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons") with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001, Amendment No. 10 filed on August 7, 2001, Amendment No. 11 filed on March 1, 2002, Amendment No. 12 filed on March 27, 2002, Amendment No. 13 filed on May 14, 2002, Amendment No. 14 filed on June 26, 2002 and Amendment No. 15 filed on August 21, 2002 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

          This Amendment is being filed to reflect the following transactions:

          o On October 24, 2001, Penske Corporation entered into a Put Agreement (the "Gossman Put Agreement") with the Company and Jacob A. Gossman and Luella Gossman, Co-Trustees of the Gossman Family 1984 Trust, UTD 3/27/84, Thomas J. Gossman and Carol Gossman, Co-Trustees of the Thomas J. Gossman and Carol Gossman Family Trust, UTD 9/1/92. Thomas J. Gossman, as Trustee of the Gossman Grandchildren's Trust #1, UTD 12/31/91, Gerald G. Gossman, as Trustee of the Gossman Grandchildren's' Trust #2, UTD 12/31/91, Gerald G. Gossman, and Rebecca Kozak, Trustee of the Rebecca Marie Kozak Trust, UTD 5/18/01 (collectively, the "Gossman and Kozak Trusts"), pursuant to which Penske Corporation granted to the Gossman and Kozak Trusts an option to require Penske Corporation to purchase shares of Voting Common Stock at a purchase price of $17.2865 per share (the "Gossman Option").

          o On February 14, 2003, the Gossman and Kozak Trusts exercised the Gossman Option and entered into a Purchase Agreement (the "Gossman Purchase Agreement") with Penske Automotive, a wholly owned subsidiary of Penske Corporation, pursuant to which Penske Automotive purchased 289,243 shares of Voting Common Stock for aggregate consideration of $5,000,000.

          o On April 4, 2003, Penske Automotive and IMCG I entered into an agreement with JPMP (the "JPMP Purchase Agreement") providing for (i) the purchase by IMCG I of 354,408 shares of Voting Common Stock of the Company for a purchase price of $12.00 per share and aggregate consideration of $4,252,896 and (ii) the purchase by a wholly owned subsidiary of Penske Corporation of JPMP's membership interest in IMCG I, which represents beneficial ownership of 1,260,300 shares of Voting Common Stock (the "JPMP LLC Interest") (after giving effect to the allocation of 43,929 shares of Voting Common Stock to PCP's carry account), for aggregate consideration of $15,123,600 in cash, equating to an implied purchase price of $12.00 per share of Voting Common Stock. The purchase of the JPMP LLC Interest will result in an implied purchase price of $12.00 per share of Voting Common Stock.

          o Between August 1, 2002 and August 8, 2002, James A. Hislop purchased 25,000 shares of Voting Common Stock in open market transactions on the New York Stock Exchange.

            The Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

          The name, business address, citizenship and present principal occupation of each executive officer and director of Penske Corporation are set forth in Annex I to this Schedule 13D, which is incorporated herein by reference.

          During the past five years, neither Penske Corporation nor, to the best knowledge of Penske Corporation, any executive officer or director of Penske Corporation, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          On April 4, 2003, the same date on which Penske Automotive and IMCG I entered into the JPMP Purchase Agreement, Mitsui entered into a separate agreement with JPMP to purchase 1,614,708 shares of Voting Common Stock from JPMP at a price of $12.00 per share (the "Mitsui Purchase Agreement"). Immediately prior to this purchase, IMCG II will distribute to JPMP 1,614,708 shares of Voting Common Stock to be sold by JPMP to Mitsui under the Mitsui Purchase Agreement. In connection with Mitsui's purchase of these shares of Voting Common Stock, Penske Corporation, PCP, Penske Automotive, IMCG I and IMCG II entered into a Letter Agreement (the "Tag Along Agreement") with Mitsui, pursuant to which Mitsui is granted pro rata tag along rights during the period beginning on February 1, 2005 and ending on January 31, 2006 that are substantially similar to the tag along rights it currently has under the Restated Stockholders Agreement that expires on February 1, 2005. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that any of them beneficially owns any Voting Common Stock beneficially owned by Mitsui, or that the Reporting Persons and Mitsui constitute a Group (as defined under Rule 13d-5(b) of the Exchange Act), and the existence of any such Group is hereby expressly disclaimed.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The total amount of funds used to purchase 289,243 shares of Voting Common Stock of the Company purchased by Penske Automotive from the Gossman and Kozak Trusts pursuant to the Gossman Purchase Agreement was $5,000,000. Such funds were obtained from the working capital of Penske Corporation and were contributed to Penske Automotive by Penske Corporation.

          The total amount of funds required by Penske Corporation to purchase the JPMP LLC Interest from JPMP pursuant to the JPMP Purchase Agreement is $15,123,600. Such funds are expected to be obtained from the working capital of Penske Corporation.

          The total amount of funds required by IMCG I to purchase 354,408 shares of Voting Common Stock of the Company from JPMP pursuant to the JPMP Purchase Agreement is $4,252,896. IMCG I expects to obtain such funds from a capital contribution by Penske Corporation.

          The total amount of funds used to purchase the 25,000 shares of Voting Common Stock of the Company purchased by James A. Hislop between August 1, 2002 and August 8, 2002 was $348,427. Such funds were obtained from the personal funds of James A. Hislop.

ITEM 4.   PURPOSE OF TRANSACTION.

          On October 24, 2001, in connection with the Company's acquisition of GMG Motors, Inc. (the "GMG Acquisition"), a company operating an automotive dealership located in San Diego, California, Penske Corporation, the Company and the Gossman and Kozak Trusts entered into the Gossman Put Agreement, pursuant to which Penske Corporation granted to the Gossman and Kozak Trusts the Gossman Option. Pursuant to the terms of the Gossman Put Agreement, the Gossman Option is exercisable at a price of $17.2865 per share (the "Per Share Option Price"). The Per Share Option Price, the same price at which the Company issued shares of Voting Common Stock to the Gossman and Kozak Trusts in the GMG Acquisition, was derived from the average closing price of the Company's Voting Common Stock on the New York Stock Exchange for the 20 days prior to the closing of the GMG Acquisition.

          On February 14, 2003, the Gossman and Kozak Trusts exercised the Gossman Option and entered into the Gossman Purchase Agreement with Penske Automotive, pursuant to which Penske Automotive purchased 289,243 shares of Voting Common Stock of the Company for a purchase price per share equal to the Per Share Option Price and aggregate consideration of $5,000,000. Penske Corporation granted the Gossman Option in order to facilitate the GMG Acquisition, and the shares of Voting Common Stock purchased by Penske Automotive pursuant to the Gossman Purchase Agreement were purchased in satisfaction of Penske Corporation's obligations under such option.

          On April 4, 2003, Penske Automotive and IMCG I entered into the JPMP Purchase Agreement with JPMP providing for (i) the purchase by a wholly owned subsidiary of Penske Corporation of the JPMP LLC Interest for aggregate consideration of $15,123,600 in cash, equating to an implied purchase price of $12.00 per share of 1,260,300 shares of Voting Common Stock of the Company indirectly owned by JPMP by reason of its ownership of the JPMP LLC Interest, and (ii) the purchase by IMCG I of 354,408 shares of Voting Common Stock of the Company for aggregate consideration of $4,252,896 in cash, equating to a purchase price of $12.00 per share. The 354,408 shares of Voting Common Stock being purchased by IMCG I from JPMP are expected to be distributed to JPMP by IMCG II prior to April 15, 2003. The JPMP LLC Interest purchased by a wholly owned subsidiary of Penske Corporation and the 354,408 shares of Voting Common Stock to be purchased by IMCG I, in each case pursuant to the JPMP Purchase Agreement, are being purchased for investment purposes. Due to such purchases, the distribution of shares of Voting Common Stock by IMCG II to JPMP in connection with the Mitsui Purchase Agreement and the resulting allocation within IMCG I of 43,929 shares of Voting Common Stock and IMCG II of 70,525 shares of Voting Common Stock from JPMP's share accounts to PCP's carry accounts, the Reporting Persons will no longer share dispositive power with JPMP with respect to 3,229,416 shares of Voting Common Stock currently held by IMCG I and IMCG II.

          The 25,000 shares of Voting Common Stock purchased by James A. Hislop in open market transactions on the New York Stock Exchange were purchased for investment purposes.

          Subject to the beneficial ownership limitation described below and dependent upon market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Voting Common Stock and other factors deemed relevant by them, the Reporting Persons may seek from time to time to purchase additional shares of Voting Common Stock by way of privately negotiated or open market transactions, a tender offer or otherwise, or may seek to purchase all of the outstanding shares of Voting Common Stock by way of a tender offer, merger, reorganization or otherwise. The Restated Stockholders Agreement prohibits Penske Corporation and its affiliates from purchasing additional shares prior to December 14, 2003 to the extent such purchases would result in Penske Corporation and its affiliates being the beneficial owners of more than 65% of the Company's outstanding shares, unless the transaction is approved by (a) a majority of the directors of the Company who were neither designees nor affiliates of Penske Corporation or (b) a majority of the stockholders of the Company other than Penske Corporation and its affiliates. Subject to market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Voting Common Stock and other factors deemed relevant by them, the Reporting Persons may also seek from time to time to sell shares of Voting Common Stock held by them by way of privately negotiated or open market transactions or otherwise.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          The Reporting Persons were advised by the Company that as of March 26, 2003 there were 38,839,026 shares of Voting Common Stock outstanding (not including any securities convertible into Voting Common Stock).

          (a) As of April 9, 2003, as a result of the transactions previously reported on this Schedule 13D and (i) the pending purchase of
(x) 354,408 shares of Voting Common Stock by IMCG I pursuant to the JPMP Purchase Agreement and (y) the JPMP LLC Interest by a wholly owned subsidiary of Penske Corporation pursuant to the JPMP Purchase Agreement, representing additional shared dispositive power by Penske Corporation over 1,260,300 shares of Voting Common Stock of the Company (ii) the purchase of 289,243 shares of Voting Common Stock by Penske Automotive, a wholly owned subsidiary of Penske Corporation, pursuant to the Gossman Agreement and
(iii) the purchase of 25,000 shares of Voting Common Stock by James A. Hislop in open market purchases between August 1, 2002 and August 8, 2002:

          o in the aggregate, the Reporting Persons beneficially own an aggregate of 20,768,026 shares of Voting Common Stock, which constitutes approximately 50.6% of the 41,039,477 shares of Voting Common Stock deemed to be outstanding for this purpose. Such beneficial ownership includes the 1,614,708 shares of Voting Common Stock to be distributed to JPMP and sold to Mitsui. Following such purchase, the Reporting Persons will beneficially own 19,153,318 shares of Voting Common Stock, representing 46.7% of the shares of Voting Common Stock deemed to be outstanding for this purpose;

          o IMCG I beneficially owns 7,636,721 shares of Voting Common Stock, representing 19.7% of the 38,839,026 shares of Voting Common Stock outstanding;

          o IMCG II beneficially owns 2,071,856 shares of Voting Common Stock, representing 5.1% of the 40,597,810 shares of Voting Common Stock deemed to be outstanding for this purpose. Such beneficial ownership includes the 354,408 shares of Voting Common Stock to be distributed to JPMP and sold to IMCG I (which are reflected in the shares beneficially owned by IMCG I as described above), as well as the 1,614,708 shares of Voting Common Stock to be distributed to JPMP and sold to Mitsui. Following such purchases, IMCG II will beneficially own 102,740 shares of Voting Common Stock, representing 0.3% of the shares of Voting Common Stock deemed to be outstanding for this purpose;

          o Penske Corporation beneficially owns 17,815,284 shares of Voting Common Stock, representing 45.9% of the 38,839,026 shares of Voting Common Stock deemed to be outstanding for this purpose;

          o PCP beneficially owns 9,869,461 shares of Voting Common Stock, representing 24.3% of the 40,597,810 shares of Voting Common Stock deemed to be outstanding for this purpose. Such beneficial ownership includes the 1,614,708 shares of Voting Common Stock to be distributed to JPMP and sold to Mitsui. Following such purchase, PCP will beneficially own 8,254,753 shares of Voting Common Stock, representing 20.3% of the shares of Voting Common Stock deemed to be outstanding for this purpose;

          o Roger S. Penske beneficially owns 20,668,026 shares of Voting Common Stock, representing 50.4% of the 41,039,477 shares of Voting Common Stock deemed to be outstanding for this purpose. Such beneficial ownership includes the 1,614,708 shares of Voting Common Stock to be distributed to JPMP and sold to Mitsui. Following such purchase, Roger S. Penske will beneficially own 19,053,318 shares of Voting Common Stock, representing 46.4% of the shares of Voting Common Stock deemed to be outstanding for this purpose; and

          o James A. Hislop beneficially owns 9,969,461 shares of Voting Common Stock, representing 24.6% of the 40,597,810 shares of Voting Common Stock deemed to be outstanding for this purpose. Such beneficial ownership includes the 1,614,708 shares of Voting Common Stock to be distributed to JPMP and sold to Mitsui. Following such purchase, James A. Hislop will beneficially own 8,354,753 shares of Voting Common Stock, representing 20.6% of the shares of Voting Common Stock deemed to be outstanding for this purpose.

          In accordance with Rule 13d-3(d)(1) of the Exchange Act, the number of shares of Voting Common Stock deemed to be outstanding for purposes of calculating the beneficial ownership of IMCG II, PCP and James
A. Hislop includes 1,758,784 shares of Non-Voting Common Stock convertible into Voting Common Stock and the number of shares of Voting Common Stock deemed to outstanding for purposes of calculating the beneficial ownership for Roger S. Penske includes 1,758,784 shares of non-Voting Common Stock convertible into Voting Common Stock and 441,667 shares of Voting Common Stock issuable upon the exercise of options.

          As of April 9, 2003, taking into account only those securities held by the Reporting Persons that are currently outstanding and have voting rights, the Reporting Persons held approximately 47.8% of the voting power with respect to matters coming before the holders of the Voting Common Stock.

          (b) As of April 9, 2003, assuming the conversion into Voting Common Stock of the shares of Non-Voting Common Stock and the consummation of the transactions contemplated by the JPMP Purchase Agreement:

          o IMCG I has the shared power to direct the vote of 7,636,721 shares of Voting Common Stock, subject to certain restrictions contained in the Restated Stockholders Agreement;

          o IMCG II has the shared power to direct the vote of 2,071,856 shares of Voting Common Stock, subject to certain restrictions contained in the Restated Stockholders Agreement (without giving effect to the distribution of 354,408 shares of Voting Common Stock to be distributed to JPMP in advance of the sale to IMCG I);

          o Penske Corporation has the shared power to direct the vote of 17,815,284 shares of Voting Common Stock;

          o PCP has the shared power to direct the vote of 9,869,461 shares of Voting Common Stock;

          o Roger S. Penske has the sole power to direct the vote of 20,000 shares of Voting Common Stock, and, upon (w) the exercise of the Second Closing Options, (x) the exercise an option to purchase 25,000 shares of Voting Common Stock previously granted to Roger S. Penske, (y) the exercise of a portion of an option (such portion covering 10,000 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested in part on February 28, 2002 and in part on February 28, 2003, and (x) the exercise of a portion of an option (such portion covering 6,667 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on February 22, 2003, Roger S. Penske will have the sole power to direct the vote of an aggregate of 461,667 shares of Voting Common Stock and shared power to direct the vote of 20,206,359 shares of Voting Common Stock; and

          o James A. Hislop has the sole power to direct the vote of 100,000 shares of Voting Common Stock and shared power to direct the vote of 9,869,461 shares of Voting Common Stock.

          As of April 9, 2003, subject to certain restrictions contained in the IMCG I Letter Agreement and the IMCG II Letter Agreement, as applicable, and the consummation of the transactions contemplated by the JPMP Purchase Agreement:

          o IMCG I has the shared power to direct the disposition of 7,636,721 shares of Voting Common Stock;

          o IMCG II has the shared power to direct the disposition of 2,071,856 shares of Voting Common Stock (without giving effect to the distribution of 354,408 shares of Voting Common Stock to be distributed to JPMP in advance of the sale to IMCG I);

          o Penske Corporation has the shared power to direct the disposition of 17,815,284 shares of Voting Common Stock;

          o PCP has the shared power to direct the disposition of 9,869,461 shares of Voting Common Stock;

          o Roger S. Penske has the sole power to direct the disposition of 20,000 shares of Voting Common Stock, and, upon (w) the exercise of the Second Closing Options, (x) the exercise of an option to purchase 25,000 shares of Voting Common Stock previously granted to Roger S. Penske, (y) the exercise of a portion of an option (such portion covering 10,000 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested in part on February 28, 2002 and in part on February 28, 2003, and (x) the exercise of a portion of an option (such portion covering 6,667 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on February 22, 2003, Roger S. Penske will have the sole power to direct the vote of an aggregate of 461,667 shares of Voting Common Stock and shared power to direct the vote of 20,206,359 shares of Voting Common Stock; and

          o James A. Hislop has the sole power to direct the disposition of 100,000 shares of Voting Common Stock and the shared power to direct the disposition of 9,869,461 shares of Voting Common Stock.

          (c) Set forth below are all purchases of Voting Common Stock by the Reporting Persons between the date of the filing of Amendment No. 15 to this Schedule 13D and April 9, 2003. For purposes of Penske Corporation and IMCG I, the Purchase Date represents the date of the JPMP Purchase Agreement because the transactions contemplated by the JPMP Purchase Agreement have not yet closed.


Purchaser            Purchase Date      Number of Shares   Per Share Purchase
                                                           Price
------------------------------------------------------------------------------
Penske Corporation   January 30, 2003       289,243               $17.2865
                     ---------------------------------------------------------
                     April 4, 2003        1,260,300               $12.00
------------------------------------------------------------------------------
IMCG I               April 4, 2003          354,408               $12.00
------------------------------------------------------------------------------
James A. Hislop      August 1, 2002           4,900               $15.50
                     ---------------------------------------------------------
                     August 1, 2002             100               $15.37
                     ---------------------------------------------------------
                     August 6, 2002           9,400               $13.25
                     ---------------------------------------------------------
                     August 6, 2002             600               $13.17
                     ---------------------------------------------------------
                     August 6, 2002           2,000               $13.60
                     ---------------------------------------------------------
                     August 6, 2002           2,700               $14.20
                     ---------------------------------------------------------
                     August 6, 2002             300               $14.16
                     ---------------------------------------------------------
                     August 8, 2002           5,000               $13.74


          Except as described herein, none of the Reporting Persons have effected any transactions in the Voting Common Stock since August 21, 2002, the date of filing of the fifteenth amendment to this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Gossman Put Agreement
---------------------
          On October 24, 2001, Penske Corporation entered into the Gossman Put Agreement with the Company and the Gossman and Kozak Trusts, pursuant to which Penske Corporation granted to the Gossman and Kozak Trusts an option to require Penske Corporation to purchase shares of Voting Common Stock at a purchase price of $17.2865 per share. The Gossman Put Agreement is attached as Exhibit 30 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by reference.

Gossman Purchase Agreement
--------------------------
          On February 14, 2003, Penske Automotive entered into the Gossman Put Agreement with the Gossman and Kozak Trusts, pursuant to which Penske Automotive purchased 289,243 shares of Voting Common Stock of the Company at a purchase price of $17.2865 per share. The Gossman Purchase Agreement is attached as Exhibit 31 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by reference.

JPMP Purchase Agreement
-----------------------

          On April 4, 2003, Penske Automotive, IMCG I and JPMP entered into the JPMP Purchase Agreement. The JPMP Purchase Agreement is attached as
Exhibit 32 hereto and is incorporated in and made part of this Schedule 13D in its entirety by this reference.

          Pursuant to the terms of the JPMP Purchase Agreement, (i) Penske Automotive has agreed to purchase from JPMP, and JPMP has agreed to sell to Penske Automotive, the JPMP LLC Interest (the "Penske Corporation Purchase"), which represents beneficial ownership of 1,260,300, shares of Voting Common Stock of the Company held directly by IMCG I, and (ii) IMCG I has agreed to purchase from JPMP, and JPMP has agreed to sell to IMCG I, 354,408 shares of Voting Common Stock of the Company to be owned directly by JPMP following the distribution of such shares to JPMP by IMCG II (the "IMCG I Purchase"), in each case at a closing which is required to take place on or before April 15, 2002, unless such date is extended by JPMP. The obligation of JPMP to consummate each of the Penske Corporation Purchase and the IMCG I Purchase is conditioned upon the consummation of each other such purchase.

          The purchase price to be paid by Penske Corporation to JPMP in cash for the JPMP LLC Interest is $15,126,600, equating to an implied purchase price of $12.00 per share of Voting Common Stock of the Company beneficially owned by JPMP by reason of its ownership of the JPMP LLC Interest. The aggregate purchase price to be paid by IMCG I to JPMP in cash at the Closing for the 354,408 shares of Voting Common Stock of the Company is $4,252,896, equating to a purchase price of $12.00 per share.

Tag Along Agreement
-------------------
          On April 4, 2003, Penske Corporation, PCP, Penske Automotive, IMCG I and IMCG II entered into the Tag Along Agreement with Mitsui. The Tag Along Agreement is attached as Exhibit 33 hereto and is incorporated in and made part of this Schedule 13D in its entirety by this reference.

          Pursuant to the Tag Along Agreement, Mitsui is granted pro rata tag along rights during the period beginning on February 1, 2005 and ending on January 31, 2006 that are substantially similar to the tag along rights it currently has under the Restated Stockholders Agreement that expires on February 1, 2005. The Tag Along Agreement terminates upon the earlier of
(i) the date on which the Mitsui Purchase Agreement is terminated pursuant to its terms and (ii) the date on which Mitsui ceases to own any Voting Common Stock, Non-Voting Common Stock or other equity security of the Company.

JPMP Letter Agreement
---------------------
          On April 4, 2003, Penske Automotive entered into a letter agreement with JPMP (the "JPMP Letter Agreement"). The JPMP Letter Agreement is attached as Exhibit 34 hereto and is incorporated in and made part of this Schedule 13D in its entirety by this reference.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2003

                              INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                    By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                         Its Managing Member

                                         By: /s/ James A. Hislop
                                             --------------------------
                                             James A. Hislop
                                             President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2003

                              INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                    By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                         Its Managing Member

                                         By: /s/ James A. Hislop
                                             --------------------------
                                             James A. Hislop
                                             President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2003

                              PENSKE CAPITAL PARTNERS, L.L.C.

                                         By: /s/ James A. Hislop
                                             --------------------------
                                             James A. Hislop
                                             President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2003

                                    /s/ James A. Hislop
                                    --------------------
                                    James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2003

                                    /s/ Roger S. Penske
                                    ---------------------
                                    Roger S. Penske

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2003

                              PENSKE CORPORATION



                                    By:/s/ Robert Kurnick
                                       ------------------------
                                       Name:  Robert Kurnick
                                       Title: President

                                  Annex I

           Executive Officers and Directors of Penske Corporation

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Penske Corporation is set forth below. Each executive officer and each director of Penske Corporation is a citizen of the United States.

Name                        Business Address            Principal Occupation
----                        ----------------            --------------------
EXECUTIVE OFFICERS

Roger S. Penske             Penske Corporation          Chairman of the Board
                            2555 Telegraph Road         and Chief Executive
                            Bloomfield Hills, Michigan  Officer, Penske
                            48302-0954                  Corporation

Robert H. Kurnick, Jr.      Penske Corporation          President, Penske
                            2555 Telegraph Road         Corporation
                            Bloomfield Hills, Michigan
                            48302-0954

Richard J. Peters           Penske Corporation          Managing Partner,
                            2555 Telegraph Road         Birmingham Capital
                            Bloomfield Hills, Michigan  Partners
                            48302-0954

Walter P. Czarnecki, Sr.    Penske Corporation          Executive Vice
                            2555 Telegraph Road Suite   President,
                            B14A                        Penske Corporation
                            Bloomfield Hills, Michigan
                            48302-0954

Lawrence N. Bluth           Penske Corporation          Executive Vice
                            2555 Telegraph Road Suite   President,
                            B18                         Secretary and General
                            Bloomfield Hills, Michigan  Counsel,
                            48302-0954                  Penske Corporation

Paul F. Waters              Penske Corporation          Executive Vice
                            2555 Telegraph Road Suite   President -
                            B46                         Administration,
                            Bloomfield Hills, Michigan  Penske Corporation
                            48302-0954

J. Patrick Conroy           Penske Corporation          Executive Vice
                            2555 Telegraph Road Suite   President -
                            B47                         Chief Financial Officer,
                            Bloomfield Hills, Michigan  Penske Corporation
                            48302-0954

DIRECTORS

Roger S. Penske             Penske Corporation          Chairman of the Board
                            2555 Telegraph Road         and Chief Executive
                            Bloomfield Hills, Michigan  Officer, Penske
                            48302-0954                  Corporation

James A. Hislop             Penske Capital Partners     President and Chief
                            One Harmon Plaza, 9th Floor Executive Officer,
                            Secaucus, New Jersey 07094  Penske Capital Partners

Roger Birk                  Merrill Lynch               Retired
                            11988 S.E. Intracoastal
                            Terrace
                            Tequesta, Florida 33469

Robert H. Kurnick, Jr.      Penske Corporation          President,
                            2555 Telegraph Road Suite   Penske Corporation
                            B36
                            Bloomfield Hills, Michigan
                            48302-0954

Walter P. Czarnecki, Sr.    Penske Corporation          Executive Vice
                            2555 Telegraph Road         President,
                            Bloomfield Hills, Michigan  Penske Corporation
                            48302-0954

Gregory W. Penske           Penske Automotive Group     President,
                            3534 N. Peck Road           Penske Automotive Group
                            El Monte, California 91731

Roger S. Penske, Jr.        United Auto Group, Inc.     Mid-Atlantic Regional
                            2555 Telegraph Road         President - United Auto
                            Bloomfield Hills, Michigan  Group, Inc.
                            48302-0954

Richard J. Peters           Penske Corporation          Managing Partner,
                            2555 Telegraph Road         Birmingham Capital
                            Bloomfield Hills, Michigan  Partners
                            48302-0954

Patrick G. Ryan, Jr.        Ryan Enterprises            President, Ryan
                            Corporation                 Enterprises Corporation
                            123 N. Wacker Drive, Suite
                            900
                            Chicago, Illinois 60606

John E. Doddridge           Intermet Corporation        Chairman & CEO
                            5445 Corporate Drive -      Intermet Corporation
                            Suite 200
                            Troy, Michigan 48098

Brian Hard                  Penske Truck Leasing        President, Penske Truck
                            Corporation                 Leasing Corporation
                            Route 10 Green Hills
                            PO Box 563
                            Reading, PA 19603

Ludvik F. Koci              Penske Corporation          Executive Vice
                            2555  Telegraph Road        President - Penske
                            Bloomfield Hills, Michigan  Corporation
                            48302-0954

Helmut H. Werner            Helmut Werner GmbH          Managing Director,
                            Atlantic Business Center    Helmut Werner GmbH
                            Engstlatter Weg 18
                            D-70567 Stuttgart Germany

R. Jamison Williams, Jr.    Williams, Williams, Ruby &  Senior Partner,
                            Plunkett                    Williams, Williams,
                            380 N Woodward Ave., Suite  Ruby and Plunkett
                            300
                            Birmingham, Michigan 48009

                                       EXHIBIT INDEX

Exhibit 30  --    Put Agreement, dated as of October 24, 2001, by and among
                  Penske Corporation, United Auto Group, Inc. and Jacob A.
                  Gossman and Luella Gossman, Co-Trustees of the Gossman
                  Family 1984 Trust, UTD 3/27/84, Thomas J. Gossman and
                  Carol Gossman, Co-Trustees of the Thomas J. Gossman and
                  Carol Gossman Family Trust, UTD 9/1/92. Thomas J.
                  Gossman, as Trustee of the Gossman Grandchildren's Trust
                  #1, UTD 12/31/91, Gerald G. Gossman, as Trustee of the
                  Gossman Grandchildren's' Trust #2, UTD 12/31/91, Gerald
                  G. Gossman, and Rebecca Kozak, Trustee of the Rebecca
                  Marie Kozak Trust, UTD 5/18/01.

Exhibit 31  --    Purchase Agreement, dated as of February 14, 2003, by and
                  among Penske Automotive Holdings Corp. and the Sellers listed on Schedule A thereto.

Exhibit 32  --    Purchase Agreement, dated as of April 4, 2003, by and among
                  Penske Automotive Holdings Corp., International Motor Cars
                  Group I, L.L.C. and J.P. Morgan Partners (BHCA), L.P.

Exhibit 33  --    Letter Agreement, dated as of April 4, 2003, between Penske
                  Corporation, Penske Capital Partners, L.P., Penske Automotive
                  Holdings Corp., International Motor Cars Group I, L.L.C.,
                  International Motor Cars Group II, L.L.C. and Mitsui & Co.
                  Ltd.

Exhibit 34  --    Letter Agreement, dated as of April 4, 2003, by and among
                  Penske Automotive Holdings Corp. and J.P. Morgan Partners
                  (BHCA), L.P.